SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2022

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___)

Table of contents

•	Eni: 2021 Consolidated Financial Statements and Draft Financial Statements of the Parent Company.
•	ENI CAPITAL MARKETS DAY - Strategic plan 2022-2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: March 18, 2022

Eni: 2021 Consolidated Financial Statements

and Draft Financial Statements of the Parent Company

Convening of the Annual Shareholders’ Meeting

•	Consolidated and separate financial statements

•	2021 Dividend proposal (as previously announced): €0.86 per share, of which €0.43 paid as interim dividend in September 2021

San Donato Milanese (Milan), March 17, 2022 – Today, the Board of Directors, chaired by Lucia Calvosa, approved Eni’s consolidated financial statements and the separate draft financial statements of the parent company for the year ending December 31, 2021. Consolidated net profit amounted to €5,821 million and net profit of the parent company amounted to €7,675 million.

The Group consolidated result has been updated to factor in certain minor adjustments that occurred subsequently to the release of the Group 2021 preliminary results on February 18, 2022. Those adjustments are due to the finalization of the Group industrial and strategic plans and to the estimation of Eni’s share of the fourth quarter result of the JV Saipem’s following the postponement of the approval of the investee's financial statements. As a result, consolidated net profit redetermines to €5,821 million vs. €6,128 million reported in the preliminary results.

The Board of Directors intends to submit a proposal for the distribution of a cash dividend of €0.86 per share at the Annual Shareholders’ Meeting. Included in this annual distribution is the €0.43 per share interim dividend, that was paid in September 2021. The final dividend of €0.431 per share will be payable on May 25, 2022 with May 23, 2022 being the ex-dividend date.

In addition, the Board of Directors also approved the consolidated financial statements prepared in accordance with the new European provisions on the standardization of financial languages (ESEF – European Single Electronic Format regulation) providing for the adoption of the "inline XBRL" standard and the labelling of the consolidated financial statements as defined by the IFRS taxonomy adopted by ESMA.

An Annual Report on Form 20-F will be filed with the U.S. SEC and Italian market authorities by the first ten days of April 2022. This report will be disseminated via the Company’s headquarters, and on Eni's website (eni.com) and through other sources provided by the current regulation. Enclosed are the 2021 IFRS consolidated statements and those of the parent company Eni SpA.

The 2021 Annual Report (Italian version), in accordance with Article 154-ter of the TUF, has been made available to the Board of Statutory Auditors and the Independent Auditors. The Report will be made available to the public within the first ten days of April 2022, at the registered office, on the company's website, eni.com and in the other manner provided for by current legislation together with the reports of the Board of Statutory Auditors and the Independent Auditors. Attached are the IFRS consolidated financial statements of Eni Group and the parent company Eni SpA.

1 Dividends, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

The Board of Directors also approved the “Consolidated report on non-financial information” included in the management discussion of the 2021 Annual Report. This report, prepared in conformity with the Italian Legislative Decree No. 254/2016, discloses Eni group’s activities, the performances achieved and the outcomes in environmental, reduction of carbon footprint, social, employees matters, respect for human rights, as well as anti-corruption and bribery matters.

The Board of Directors also approved the Report on Corporate Governance and Shareholding Structure and the Remuneration Report prepared according to article No. 123-bis and 123-ter of the Italian comprehensive code for exchanges and securities, respectively. These reports will be made available at the Company's headquarters and published on Eni’s website, in the “Publications” section and in accordance with current regulation, together with the 2021 Annual Report on Form 20-F.

The Board of Directors also convened the Annual Shareholders' Meeting on May 11, 2022 (single call). The meeting is set to approve the 2021 financial statements of the parent company and the allocation of net profit.

* * *

Francesco Esposito, in his position as Eni’s manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.

Attachments

IFRS Consolidated Financial Statements

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2021	2020
Sales from operations	76,575	43,987
Other income and revenues	1,196	960
Total revenues	77,771	44,947
Purchases, services and other	(55,549)	(33,551)
Impairment reversals (impairment losses) of trade and other receivables, net	(279)	(226)
Payroll and related costs	(2,888)	(2,863)
Other operating (expense) income	903	(766)
Depreciation, Depletion and Amortization	(7,063)	(7,304)
Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(167)	(3,183)
Write-off of tangible and intangible assets	(387)	(329)
OPERATING PROFIT (LOSS)	12,341	(3,275)
Finance income	3,723	3,531
Finance expense	(4,216)	(4,958)
Net finance income (expense) from financial assets held for trading	11	31
Derivative financial instruments	(306)	351
FINANCE INCOME (EXPENSE)	(788)	(1,045)
Share of profit (loss) of equity-accounted investments	(1,091)	(1,733)
Other gain (loss) from investments	223	75
INCOME (EXPENSE) FROM INVESTMENTS	(868)	(1,658)
PROFIT (LOSS) BEFORE INCOME TAXES	10,685	(5,978)
Income taxes	(4,845)	(2,650)
Net profit (loss)	5,840	(8,628)
attributable to:
- Eni's shareholders	5,821	(8,635)
- Non-controlling interest	19	7

Earnings per share (€ per share)
- basic	1.61	(2.42)
- diluted	1.60	(2.42)
Weighted average number of shares outstanding (million)
- basic	3,566.0	3,572.5
- diluted	3,573.6	3,572.5

BALANCE SHEET

(€ million)
	Dec. 31, 2021	Dec. 31, 2020
ASSETS
Current assets
Cash and cash equivalents	8,254	9,413
Other financial activities held for trading	6,301	5,502
Other financial assets	4,308	254
Trade and other receivables	18,850	10,926
Inventories	6,072	3,893
Income tax assets	195	184
Other assets	13,634	2,686
	57,614	32,858
Non-current assets
Property, plant and equipment	56,299	53,943
Right of use assets	4,821	4,643
Intangible assets	4,799	2,936
Inventory - compulsory stock	1,053	995
Equity-accounted investments	5,887	6,749
Other investments	1,294	957
Other financial assets	1,885	1,008
Deferred tax assets	2,713	4,109
Income tax assets	108	153
Other assets	1,029	1,253
	79,888	76,746
Assets held for sale	263	44
TOTAL ASSETS	137,765	109,648
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,299	2,882
Current portion of long-term debt	1,781	1,909
Current portion of long-term lease liabilities	948	849
Trade and other payables	21,720	12,936
Income taxes payable	648	243
Other liabilities	15,756	4,872
	43,152	23,691
Non-current liabilities
Long-term debt	23,714	21,895
Long-term lease liabilities	4,389	4,169
Provisions for contingencies	13,593	13,438
Provisions for employee benefits	819	1,201
Deferred tax liabilities	4,835	5,524
Income taxes payable	374	360
Other liabilities	2,246	1,877
	49,970	48,464
Liabilities directly associated with assets held for sale	124
TOTAL LIABILITIES	93,246	72,155
Share capital	4,005	4,005
Retained earnings	22,750	34,043
Cumulative currency translation differences	6,530	3,895
Other reserves and equity instruments	6,289	4,688
Treasury shares	(958)	(581)
Net profit (loss)	5,821	(8,635)
Total Eni shareholders' equity	44,437	37,415
Non-controlling interest	82	78
TOTAL SHAREHOLDERS' EQUITY	44,519	37,493
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	137,765	109,648

CASH FLOW STATEMENT

	Full Year
(€ million)	2021	2020
Net profit (loss)	5,840	(8,628)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	7,063	7,304
Impairment losses (impairment reversals) of tangible, intangible and right of use, net	167	3,183
Write-off of tangible and intangible assets	387	329
Share of (profit) loss of equity-accounted investments	1,091	1,733
Gains on disposal of assets, net	(102)	(9)
Dividend income	(230)	(150)
Interest income	(75)	(126)
Interest expense	794	877
Income taxes	4,845	2,650
Other changes	(194)	92
Cash flow from changes in working capital	(3,146)	(18)
- inventories	(2,033)	1,054
- trade receivables	(7,888)	1,316
- trade payables	7,744	(1,614)
- provisions for contingencies	(406)	(1,056)
- other assets and liabilities	(563)	282
Net change in the provisions for employee benefits	54
Dividends received	857	509
Interest received	28	53
Interest paid	(792)	(928)
Income taxes paid, net of tax receivables received	(3,726)	(2,049)
Net cash provided by operating activities	12,861	4,822
Cash flow from investing activities	(7,815)	(5,959)
- tangible assets	(4,950)	(4,407)
- prepaid right of use	(2)
- intangible assets	(284)	(237)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(1,901)	(109)
- investments	(837)	(283)
- securities and financing receivables held for operating purposes	(227)	(166)
- change in payables in relation to investing activities	386	(757)
Cash flow from disposals	536	216
- tangible assets	207	12
- intangible assets	1
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	76
- tax on disposals	(35)
- investments	155	16
- securities and financing receivables held for operating purposes	141	136
- change in receivables in relation to disposals	(9)	52
Net change in receivables and securities not held for operating purposes	(4,743)	1,156
Net cash used in investing activities	(12,022)	(4,587)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2021	2020
Increase in long-term debt	3,556	5,278
Payment of long-term debt	(2,890)	(3,100)
Payment of lease liabilities	(939)	(869)
Increase (decrease) in short-term financial debt	(910)	937
Dividends paid to Eni's shareholders	(2,358)	(1,965)
Dividends paid to non-controlling interests	(5)	(3)
Acquisition of additional interests in consolidated subsidiaries	(17)
Net purchase of treasury shares	(400)
Issue of perpetual subordinated bonds	1,985	2,975
Coupon of perpetual subordinated bonds	(61)
Net cash used in financing activities	(2,039)	3,253
Effect of exchange rate changes on cash and cash equivalents and other changes	52	(69)
Net increase (decrease) in cash and cash equivalents	(1,148)	3,419
Cash and cash equivalents - beginning of the year	9,413	5,994
Cash and cash equivalents - end of the year	8,265	9,413

IFRS Financial Statements of the parent company

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2021	2020
Net sales from operations	38,249	18,017
Other income and revenues	474	405
Total revenues	38,723	18,422
Purchases, services and other	(33,127)	(18,397)
Impairment reversals (impairment losses) of trade and other receivables, net	(77)	(10)
Payroll and related costs	(1,286)	(1,238)
Other operating (expense) income	(2,278)	(176)
Depreciation, Depletion and Amortization	(930)	(1,013)
Impairment reversals (impairment losses) of tangible, intangible and right of use, net	(455)	(1,573)
Write-off of tangible and intangible assets	(1)
OPERATING PROFIT (LOSS)	569	(3,985)
Finance income	2,049	2,213
Finance expense	(2,066)	(2,749)
Net finance income (expense) from financial assets held for trading	11	26
Derivative financial instruments	(201)	211
FINANCE INCOME (EXPENSE)	(207)	(299)
INCOME (EXPENSE) FROM INVESTMENTS	6,918	6,519
PROFIT (LOSS) BEFORE INCOME TAXES	7,280	2,235
Income taxes	395	(628)
NET PROFIT (LOSS)	7,675	1,607

BALANCE SHEET

(€ million)
	Dec. 31, 2021	Dec. 31, 2020
ASSETS
Current assets
Cash and cash equivalents	6,630	8,111
Other financial activities held for trading	5,855	5,020
Other financial assets	4,214	4,822
Trade and other receivables	12,992	3,756
Inventories	2,582	1,099
Tax assets	23	22
Other assets	12,851	1,322
	45,147	24,152
Non-current assets
Property, plant and equipment	5,213	6,569
Right of use	1,691	1,888
Intangible assets	247	101
Inventory - compulsory stock	1,104	994
Investments	56,010	46,855
Other financial assets	3,257	4,355
Deferred tax assets	814	113
Tax assets	78	78
Other assets	2,057	909
	70,471	61,862
Assets held for sale	3	2
TOTAL ASSETS	115,621	86,016
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	5,866	3,929
Current portion of long-term debt	1,555	1,848
Current portion of long-term lease liabilities	383	423
Trade and other payables	9,521	4,153
Income taxes payable	117	4
Other liabilities	16,305	2,615
	33,747	12,972
Non-current liabilities
Long-term debt	20,619	20,066
Long-term lease liabilities	1,939	2,157
Provisions for contingencies	4,992	4,890
Provisions for employee benefits	393	376
Income taxes payable		9
Other liabilities	2,892	839
	30,835	28,337
TOTAL LIABILITIES	64,582	41,309
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves and equity instruments	39,358	38,717
Treasury shares	(958)	(581)
Net profit (loss)	7,675	1,607
TOTAL SHAREHOLDERS' EQUITY	51,039	44,707
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	115,621	86,016

CASH FLOW STATEMENT

	Full Year
(€ million)	2021	2020
Net profit (loss)	7,675	1,607
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	930	1,013
Impairment losses (impairment reversals) of tangible, intangible and right of use, net	455	1,573
Write-off of tangible and intangible assets	1
Share of (profit) loss of investments	(894)	2,395
Gains on disposal of assets, net	(23)	(7)
Dividend income	(6,006)	(8,914)
Interest income	(176)	(204)
Interest expense	520	550
Income taxes	(395)	628
Other changes	(63)	3
Cash flow from changes in working capital	(401)	1,185
- inventories	(1,602)	966
- trade receivables	(6,097)	1,033
- trade payables	5,468	(1,236)
- provisions for contingencies	(170)	113
- other assets and liabilities	2,000	309
Net change in the provisions for employee benefits	63	5
Dividends received	2,893	8,853
Interest received	179	210
Interest paid	(517)	(533)
Income taxes paid, net of tax receivables received	33	62
Net cash provided by operating activities	4,274	8,426
Cash flow from investing activities	(9,361)	(8,045)
- tangible assets	(848)	(791)
- intangible assets	(188)	(21)
- investments	(8,145)	(6,752)
- financing receivables held for operating purposes	(293)	(404)
- change in payables in relation to investing activities	113	(77)
Cash flow from disposals	2,063	208
- tangible assets	5	9
- investments	479	2
- financing receivables held for operating purposes	1,579	193
- change in receivables in relation to disposals		4
Net change in receivables and securities not held for operating purposes	(110)	778
Net cash used in investing activities	(7,408)	(7,059)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2021	2020
Increase (Reypaments) in long-term debt	955	2,020
Repayment of lease liabilities	(374)	(337)
Increase (decrease) in short-term financial debt	1,933	(699)
Dividends paid	(2,358)	(1,965)
Net purchase of treasury shares	(400)
Issue of perpetual subordinated bonds	1,985	2,975
Coupon of perpetual subordinated bonds	(61)
Net cash used in financing activities	1,680	1,994
Effect of exchange rate changes on cash and cash equivalents and other changes	(27)	(2)
Net increase (decrease) in cash and cash equivalent	(1,481)	3,359
Cash and cash equivalents - beginning of the year	8,111	4,752
Cash and cash equivalents - end of the year	6,630	8,111

ENI CAPITAL MARKETS DAY

Strategic plan 2022-2025

-	Focused on delivering energy security and emissions reduction for customers through a distinctive approach: proprietary technologies, new business models, stakeholder alliances
-	Securing supply to premium markets through global gas portfolio
-	Enhanced path towards net zero, including a 35% reduction by 2030, 80% by 2040 of Net Absolute Scope 1+2+3 emissions vs 2018
-	30% of investment in new energies by 2025, 60% by 2030
-	Creating a sustainable mobility business combining biofuels and fuel stations
-	Strong CFFO of €14 billion underpins an enhanced remuneration policy in 2022: with an annual total dividend raised to €0.88 per share, a €1.1 billion buyback and buyback upside for scenarios over 90 $/bbl.

“The war in Ukraine is forcing us to reconsider the world as we know it. It is a humanitarian tragedy and has created new threats to energy security which we must meet without abandoning our ambitions for a just transition.

Our strategy has made us well prepared to address these challenges. Our immediate response to the current crisis has been to leverage our established alliances with producing countries to find replacement energy sources for Europe’s energy needs. We can make available to the market more than 14 TCF of additional gas resources for the short to medium term.

This complements our work to develop new decarbonised products and services which can help deliver both energy security and carbon reduction by providing to our customers a full set of decarbonized energy products and services. The result of this strategic approach underpins our decision to accelerate our pathway to net zero with a 35% cut to scope 1+2+3 emissions by 2030, and 80% by 2040 compared to 2018.

To fast track our transition and serve our customers better, we have created a series of dedicated satellite companies that draw on our proprietary technology, lean operational model and strong stakeholder alliances. The creation of Plenitude, Vår Energi, Azule (our JV with BP in Angola) and the recent listing of Energy One (London’s first SPAC focused on the energy transition) illustrates how we are seeking to draw new investment into Eni and strike the right balance in cash allocation and returns.

We are now merging our biorefining, fuel stations and ride sharing businesses into a dedicated, focused on sustainable mobility entity consistent with this strategy.

Our industrial plan, supported by the continued strengthening of our financial position, through efficient capital management and portfolio optimization, allows us today to further enhance our competitive shareholder distribution”.

Claudio Descalzi, Eni CEO

San Donato Milanese (Milan), 18 March 2022 – Claudio Descalzi, Chief Executive Officer of Eni, today presented the company’s Strategic Plan for 2022-2025.

Eni’s strategy aims to deliver security and sustainability of the energy system, while keeping a sharp focus on a just energy transition and value creation for our stakeholders.

The Company is pursuing these objectives by:

•	leveraging its global upstream and partnerships with producing countries to find alternative and additional gas supply opportunities; and
•	accelerating its decarbonization targets, working to offer progressively decarbonized services and products to our clients, in order to effectively tackle scope 1+2+3 emissions.

Eni has developed a distinctive strategic approach based on:

•	Proprietary and Breakthrough Technology – part of Eni DNA, the Company commitment to technology leadership underpins the development of new businesses to respond to the specific decarbonization challenges of our clients in different markets;
•	New business models – to support growth we are creating dedicated entities with tailored business models focused on their customers and the capability to independently access the capital markets. Such entities continue to benefit from Eni’s R&D, HSE culture, project management and financial strengths;
•	Stakeholder alliances - working alongside a wide range of stakeholders we develop mutually beneficial solutions, synergies and new regulatory frameworks to transform the energy system and deliver a just and inclusive transition.

ACCELERATED EMISSIONS REDUCTION

Targeting a faster emissions reduction path toward net zero program.

•	Net zero scope 1+2+3: 35% reduction by 2030 and -80% by 2040 vs 2018 levels (compared to previous targets of -25% and -65%).
•	Net zero scope 1+2 emissions cut by 40% cut by 2025 (vs 2018 levels) on the way to net zero by 2035 – five years earlier than previously planned.
•	Net zero scope 1+2 upstream: -65% by 2025 vs 2018 confirming on track for net zero by 2030.

While reducing emissions, Eni will develop a growing offer of full decarbonized Energy solutions to customers:

•	Plenitude is expected to offer all retail power customers green electricity as it grows its customer base to 15 million and develops more than 15GW Renewable Capacity by 2030;
•	Biorefining capacity will growth up to 6 MTPA in the next decade;
•	Hydrogen will contribute in our plan for around 4 MTPA by 2050.

In the next decade the first Magnetic Fusion commercial plant will be developed, potentially opening the route for a limitless source of clean, safe and secure energy.

To fund this growth, Eni will increase the share of investments directed at new energy solutions to almost 30% by 2025, doubling to 60% by 2030, and up to 80% around 2040.

In a decade, these businesses will be Free Cash Flow positive and increasing to around 75% of group Free Cash Flow from 2040.

ENLARGED INTEGRATED GAS PORTFOLIO

Securing supply to premium markets through global gas portfolio:

•	50TCF of global portfolio of reserves and resources;
•	14TCF of additional gas available to the market in the short-medium term;
•	15MTPA of contracted LNG volume by 2025, of which 80% equity.

Eni’s portfolio and global investments over the last decade put the Company in a very strong position to significantly grow its natural gas business, with around 50 TCF of reserves and resources.

Eni’s gas projects are well-positioned to serve key markets and are expected to reach more than 15 MTPA of contracted LNG volumes by the end of the plan.

The Company can make available to the market, in the short-medium term, more than 14 TCF of additional gas resources.

NATURAL RESOURCES: DECARBONIZING AND ENHANCING THE UPSTREAM PORTFOLIO

Eni’ commitments in the upstream are grounded on enhancing the sustainability and value of the portfolio, increasing profitability and lowering carbon footprint.

•	Production: growing at average of 3% per year (1.7Mboe/d in 2022; 1.66Mboe/d in 1Q22) to a plateau of around 1.9Mboe/d in 2025. Progressively increasing the share of gas to 60% by 2030 and up to more than 90% beyond 2040, while the oil volumes will reduce in the medium-long term.
•	Upstream Net Carbon Footprint (Scope 1+2): decreasing of 65% by 2025 compared to 2018 on the way to net zero by 2030.
•	Reducing methane emissions: plan in line with the Global Methane Pledge.
•	Exploration: 2.2 bln boe of new resources in the four-year plan (UEC <$1.5/boe).
•	CCS: total storage target of around 10MTPA at 2030, with an overall gross capacity of around 30MTPA.
•	Capex: around €4.9bln in 2022; €4.5bln on average during the Plan (excluding equity accounted entities).
•	Cumulative upstream organic FCF post working capital: around €29bln in the plan.
•	Cumulative GGP FCF post working capital of around €2.7bln in the Plan with 2022 EBIT seen at €0.9bln, but with significant quarterly volatility.

During the plan we will bring on-stream 11 major projects including Baleine in Cote d’Ivoire, Marine XII LNG in Congo, Coral in Mozambique, Dalma Gas in UAE and other gas projects in Italy, Indonesia and Norway. These together with ramp-ups will add almost 800kboe/d to the baseline upstream production in 2025.

Our upstream will also be more sustainable and valuable with a net carbon footprint scope 1+2 falling by 65% by 2025 (vs 2018), on-track to our 2030 net-zero target. At the same time average upstream cash neutrality will fall to around $25/boe ($30/boe in 2021).

We will continue focus on fast time to market projects, limiting idle capital and maximizing IRR. Equity capex will be at around €4.9bln in 2022 and €4.5bln on average during the plan (capex in the plan does not include equity accounted entities).

Over the four-year plan, Exploration activities will continue to be a distinctive factor and the main source of Eni’s diversification towards a gas weighted, fast time-to-market and low breakeven portfolio with an average unit exploration cost below $1.5/bbl. Exploration will focus on infrastructure lead and near field opportunities in proven basins, with a high gas potential, targeting 2.2bln boe of overall resources.

Contractual LNG volumes are expected to exceed 15MTPA by 2025.This growth will be driven by new projects in Congo, Angola, Egypt, Indonesia, Nigeria and Mozambique where we are fast-tracking gas valorization developments. In Congo, the export project consists of two modular and flexible LNG liquefaction plants, which allow a highly competitive time-to-market. We target LNG production to start-up in 2023.

Finally, CCS plays an important role helping hard to abate industries cut their emissions. From the current projects pipeline we target storage of around 10 MTPA of our own emissions by 2030, with an overall gross capacity including 3rd party volumes of 30MTPA.

ENERGY EVOLUTION: GROWING PROFITABLE NEW ENERGY BUSINESS

Eni aims to expand the offer of decarbonized energy products and services acting as an enabler for driving down scope 3 emissions among its customers.

Plenitude, Eni’s green power value chain company integrates renewables, energy solutions for customers and a widespread Electric Vehicle (EV) charging network, with a model designed to deliver resilient value.

•	Renewable power generation: reaching more than 2GW of installed capacity by 2022, from around 1GW in 2021, and more than 6GW by the end of the plan.
•	Retail activities: reaching 11.5mln customers by 2025, from more than 10mln in 2022.
•	EV charging points: expanding network in e-mobility, up to more than 30,000 charging points by 2025.
•	Plenitude’s pro forma EBITDA: more than double by the end of the plan versus 2021, up to €1.4bln.

Plenitude listing process is progressing and we have filed the Registration Document with the Italian Market Authority.

Sustainable Mobility: Eni is merging its bio-refining and marketing operations into a Sustainable Mobility company, uniquely positioned as a multi-energy, multi-service, customer-centric business.

•	Biorefining: capacity increasing from 1MTPA to around 2MTPA by 2025, via the expansion of the Venice plant and another traditional refinery conversion; 6MTPA will be achieved in the next decade.
•	Feedstock: vertical integration to secure feedstock through the development of an agro-hubs network in many of the countries of Eni’s existing upstream operations, targeting 35% cover by 2025.
•	Marketing: Eni’s service stations will be transformed to a place where its customers will access sustainable fuels and retail services.
•	Sustainable mobility EBITDA: more than €0.9bln EBITDA by 2025.

The overall downstream business (R&M and Versalis) will be impacted by both a negative scenario and by increased utility costs in 2022. 2022 EBIT is expected to be negative and 1Q22 has been challenging. However, thanks to the ongoing transition towards the circular economy projects and green products, as well as an expected recovering scenario, the business is able to self-sustain its transformation over the plan period.

FINANCIAL STRATEGY

Eni’s disciplined financial plan is a structural component in the execution of our transition strategy.

•	Average yearly capex of around €7bln during the plan with 2022 capex at €7.7bln (excluding equity accounted entities).
•	IRR of Upstream projects in execution at 21% @Eni Scenario.
•	Renewable Portfolio Return for new investment: +200bps vs Plenitude WACC.
•	Portfolio management net contribution 2022-2025 of around €3bln.
•	CFFO before working capital at replacement cost at Eni scenario more than €14bln in 2022 and around €55bln along the plan period.
•	Increasing Sustainable Finance instruments, targeting more than €13bln in 2025.
•	Cash neutrality below $45/bbl along the plan period.

While maintaining strict capital discipline, with average annual capex of €7bln in line with last year’s plan, Eni will also continue to restructure our portfolio to focus on the real value of our businesses and to maximize our opportunities of growth.

Around 25% of capex is allocated to increasing renewable capacity and our customer base, implementing circular economy projects, building incremental biorefining capacity and expanding our sustainable mobility proposition.

Over the plan period we retain a high degree of flexibility with nearly 40% of cumulative capex uncommitted, ensuring a material buffer versus future market volatility.

Portfolio management will be a key component of our plan leveraging on the new business models approach and portfolio high-grading to deliver value.

Through Eni’s new business models approach the Company is unlocking its asset growth potential and seeking to highlight full value through market valorization mechanisms:

o	In the upstream we intend to create further dedicated vehicles in selected geographies like we have been doing in Norway with Vår Energi, where we have recently launched the largest IPO in O&G in over a decade; and in Angola through our Azule Energy our business combination with BP.
o	We are speeding up new businesses and technologies related to decarbonization. Earlier this month we successfully completed the listing of the first London listed SPAC focused on the energy transition.
o	We also plan to list Plenitude, our retail, renewables and electric vehicle charging business in 2022, subject to market condition.

Eni will also continue portfolio high-grading, exiting or diluting its exposure from non-core assets and countries, while evaluating tactical acquisitions to optimize our portfolio.

In the 4-year plan Eni expects to generate from these portfolio management a positive net cash contribution of around €3bln.

The Company will also continue to align its financial tools to the strategic milestones it has designed in its decarbonization plan. At the end of the plan €13bln of financing instruments will be linked to Eni strategic KPIs.

Eni is financially resilient and highly cash generative. Assuming a Brent price of 80$/bbl CFFO before working capital at replacement cost is expected to exceed €14bln in 2022 and organic FCF before working capital at replacement cost for the year to be €6-7bln.

Over the 4-year period, at the Eni plan scenario, the Company will generate a cumulative CFFO ante working capital at replacement cost of about €55bln euro and FCF ante working capital at replacement cost of more than €25bln.

Enhanced Shareholder Remuneration

Sharing the value of Eni’s strategic progress and the improved scenario with investors, Eni’s Board of Directors has approved an enhanced shareholder distribution as follows:

•	The annual total dividend is raised to €0.88 per share from €0.86, based on the 2022 Brent Reference between $80/bbl to $90/bbl.
•	The dividend will now be paid in four equal quarterly instalments in September 2022, November 2022, March 2023 and May 2023.
•	Reflecting the strength of Eni’s plan and the 2022 reference price, Eni will also launch a €1.1 bln share buyback, following shareholder approval in May.
•	In addition, Eni will update its 2022 buyback scenario assessment in July and October. For scenarios above $90/bbl further buybacks equivalent to 30% of the associated incremental FCF will be made.
•	Reflecting the underlying resilient performance of the business, the sliding scale of variable dividend per share from the floor level of €0.36 has also been simplified.

NOTE:

Eni Scenario Assumption:

Brent price: 80 – 75 – 70 – 70 $/bbl from 2022 to 2025 respectively;

PSV (italian gas hub) @: 688 – 452 – 363 – 293 €/kmc from 2022 to 2025 respectively; Exchange rate $/€: 1.15 – 1.18 – 1.21 – 1.24 from 2022 to 2025 respectively.

Plenitude figures (Renewables Capacity, Retail customers and EV charging points) are expressed at Eni 100% stake.

Company Contacts:

Press Office: Tel. +39 02 52031875 – +39 06 59822030

Freephone for shareholders (from Italy): 800 940924

Freephone for shareholders (from abroad): +800 11223456

Switchboard: +39 06 59821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com